                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One):   [X]  Form 10-KSB    [ ]  Form 20-F   [ ] Form 11-K
               [ ]  Form 10-QSB    [ ]  Form N-SAR

  For Period Ended:         July 31, 1998
                   -----------------------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  --------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

                        DALTEX MEDICAL SCIENCES, INC.
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Former Name if Applicable

                           7777 Glades Road, Suite 211
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Address of Principal Executive Office (Street and Number)

                              Boca Raton, Fl 33434
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City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quaterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The issuer requires additional time to complete its financial statements.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

  Bruce Hausman                       561               994-0611
-----------------------          ------------       ------------------
     (Name)                       (Area Code)        (Telephone Number)


     (2)  Have all other periodic reports required under
          Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of
          1940 during the preceding 12 months or for such
          shorter period that the registrant was required to
          file such report(s) been filed?  If answer is
          no, identify report(s).                                 [X] Yes [ ] No

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     (3)  Is it anticipated that any significant change
          in results of operations from the corresponding
          period for the last fiscal year will be
          reflected by the earnings statements to be
          included in the subject report or portion
          thereof?                                                [X] Yes [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                          DALTEX MEDICAL SCIENCES, INC.
                        (A Development Stage Enterprise)

                         PRO FORMA FINANCIAL STATEMENTS

The accompanying pro forma financial statements amend form 8-K originally filed with the Securities and Exchange Commission on July 27, 1998 and give effect to the Company entering into a "Settlement and Mutual Release Agreement" with The Trustees of Columbia University, on July 20, 1998, dated April 30, 1998. Under the Settlement agreement the Registrant has reassigned and granted back Columbia all of its rights, title and interest as Columbia's exclusive licensee to certain proprietary rights pursuant to certain license agreements with Columbia. The pro forma balance sheet has been prepared as if the transaction had occurred on April 30, 1998. The pro forma statements of operation for the nine months ended April 30, 1998, and year ended July 31, 1997, have been prepared as if the transaction has occurred on August 1, 1996 and 1997 respectively. These unaudited pro forma financial statements should be read in conjunction with the Company's financial statements. The pro forma information is not necessarily indicative of the results that would have been reported has such events actually occurred on the dates specified, nor is it indicative of the Company's future results.

                          DALTEX MEDICAL SCIENCES, INC.
                        (A Development Stage Enterprise)
                       UNAUDITED PRO FORMA BALANCE SHEETS
                                 APRIL 30, 1998

ASSETS
                                                                       Pro forma              Pro forma
                                                 Historical           Adjustments              Adjusted
                                                 ----------           -----------              --------
Current assets:
  Cash and cash equivalents                     $     2,655          $                       $     2,655
  Accounts receivable                                22,943              (22,943)(1)
  Prepaid royalty                                    85,000              (85,000)(1)                --
                                                -----------          -----------             -----------

          Total current assets                      110,598             (107,943)                  2,655
                                                -----------          -----------             -----------

Prepaid royalty                                      80,000              (80,000)(1)
Other assets                                          3,375               (3,375)(1)                --
                                                -----------          -----------             -----------

                                                $   193,973          $  (191,318)            $     2,655
                                                ===========          ===========             ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses         $   902,744          $  (735,364)(2)             167,380
  Advanced royalty payments                         170,000             (170,000)(1)                --
                                                -----------          -----------             -----------

          Total current liabilities               1,072,744             (905,364)                167,380
                                                -----------          -----------             -----------

Advanced royalty payments                           160,000             (160,000)(1)                --
                                                -----------          -----------             -----------

Stockholders' deficit
  Common stock                                       86,327                                       86,327
  Additional paid-in capital                      6,816,369                                    6,816,369
  Retained deficit                               (7,941,467)             874,046              (7,067,421)
                                                -----------          -----------             -----------

          Total stockholders' deficit            (1,038,771)             874,046                (164,725)
                                                -----------          -----------             -----------

                                                $   193,973          $  (191,318)            $     2,655
                                                ===========          ===========             ===========

(1) Represents the write off of royalty accounts receivables, prepaid royalty fees, other related assets, and deferred royalty fee income no longer to be amortized by the Company.

(2) Reflects the release of all royalties, sublicense fees, and development fees earned or otherwise owing to Columbia, and all amounts due and owing Columbia and its counsel for patent prosecution and other legal fees approximating $765,000 less $70,000. Includes the accrual of $60,000 due to an officer as a term of his employment agreement and the write off additional related accounts payable and accrued expenses approximating $25,364.

                          DALTEX MEDICAL SCIENCES, INC.
                        (A Development Stage Enterprise)
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                        NINE MONTHS ENDED APRIL 30, 1998

                                                                                Pro forma                Pro forma
                                                          Historical           Adjustments                Adjusted
                                                          ----------           -----------                --------
Revenues:
License fees, grants and royalties                       $   270,138           $  (270,138)             $        --
Interest and other income                                      2,000                    --                    2,000
                                                         -----------           -----------              -----------

                                                             272,138              (270,138)                   2,000
                                                         -----------           -----------              -----------

General and administrative expenses                          246,355              (179,308)                  67,047
                                                         -----------           -----------              -----------


Net income (loss) from operations                             25,783               (90,830)                 (65,047)

Net gain on settlement release plus disposition
   of other net assets and liabilities                            --               964,876  (3)             964,876
                                                         -----------           -----------              -----------

Net income (loss)                                        $    25,783           $   874,046              $   899,829
                                                         ===========           ===========              ===========

Net income (loss) per share                              $       .00                                    $       .10
                                                         ===========                                    ===========

Weighted average shares outstanding                        8,633,000                                      8,633,000
                                                         ===========                                    ===========

(1) Includes the reversal of all current period income associated the reassigned propriety license rights.

(2) Includes the reversal of all current period and expense associated the reassigned propriety license rights less the accrual of $60,000 due to an officer as a term of his employment agreement.

(3) Reflects the release of all royalties, sublicense fees, and development fees earned or otherwise owing to Columbia, and all amounts due and owing Columbia and its counsel for patent prosecution and other legal fees approximating $765,000 less $70,000, and the write off of royalty accounts receivables, prepaid royalty fees, other related assets and deferred royalty fee income no longer to be amortized by the Company less the amounts reversed in the current period.

                          DALTEX MEDICAL SCIENCES, INC.
                        (A Development Stage Enterprise)
                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                            YEAR ENDED JULY 31, 1997

                                                                                       Pro forma            Pro forma
                                                                      Historical       Adjustments           Adjusted
                                                                      ----------       -----------           --------
Revenues:
License fees, grants and royalties                                   $    317,711     $   (317,711)  (1)  $          -
Interest and other income                                                  50,346          (50,000)  (1)           346
                                                                     ------------    -------------        ------------

                                                                          368,057         (367,711)                346
                                                                     ------------    -------------        ------------

General and administrative expenses                                       370,289         (147,357)  (2)       222,932
                                                                     ------------    -------------        ------------

Net income (loss) from operations                                          (2,232)        (220,354)           (222,586)

Net gain on settlement release plus disposition                                 -
   of other net assets and liabilities                                                   1,141,050   (3)     1,141,050
                                                                     ------------    -------------        ------------
                                                                                -

Net income (loss)                                                    $     (2,232)    $    920,696        $    918,464

Net income (loss) per share                                          $        .00                         $        .11
                                                                     ============                         ============

Weighted average shares outstanding                                     8,633,000                            8,633,000
                                                                     ============                         ============



(1) Includes the reversal of all current period income associated the reassigned propriety license rights

(2) Includes the reversal of all current period and expense associated the reassigned propriety license rights less the accrual of $60,000 due to an officer as a term of his employment agreement.

(3) Reflects the release of all royalties, sublicense fees, and development fees earned or otherwise owing to Columbia, and all amounts due and owing Columbia and its counsel for patent prosecution and other legal fees approximating $765,000 less $70,000 and the write off of royalty accounts receivables, prepaid royalty fees, other related assets and deferred royalty fee income no longer to be amortized by the Company less the amounts reversed in the current period.



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                          DALTEX MEDICAL SCIENCES, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  October 28, 1998                   By   /s/ Bruce Hausman
      -----------------                       ---------------------------------
                                              Bruce Hausman
                                              President & CEO